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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                      UNDER THE SECURITIES ACT OF 1934

                               -------------

                             (Amendment No. 9)

                           Pogo Producing Company
 --------------------------------------------------------------------------
                              (Name of Issuer)

    Common Stock, $1.00 Par Value                   730448107
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


                               -------------


 Check the following box if a fee is being paid with the statement   [_].


 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                      (Continued on following page(s))
                            (Page 1 of 6 Pages)
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 CUSIP No.       730448107              13G           Page 2 of 6


      1       NAME OF REPORTING        Klingenstein, Fields & Co., L.P.
              PERSON:

              S.S. OR I.R.S.                 13-3479093
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  Delaware
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      0
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    0
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        0
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      2,923,241
                     POWER:

      9       AGGREGATE AMOUNT               2,923,241
              BENEFICIALLY OWNED BY
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [_]
              EXCLUDES CERTAIN SHARES:

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     8.78%
              (9):

      12      TYPE OF REPORTING        IA
              PERSON:
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     Item 1

         (a)  Name of Issuer

              Pogo Producing Company

         (b)  Address of Issuer's Principal Executive Offices

              Five Greenway Plaza
              Suite 2700
              Houston, Texas  77046-0504

     Item 2

         (a)  Name of Person Filing

              See Item 1 of the Cover Page attached hereto

         (b)  Address of Principal Business Office or, if none, Residence

              787 Seventh Avenue
              New York, New York  10019

         (c)  Citizenship

              See Item 4 of the Cover Page attached hereto

         (d)  Title of Class of Securities

              Common Stock, par value $1.00 per share

         (e)  CUSIP Number

              730448107

     Item 3

         (e) Klingenstein, Fields & Co., L.P. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

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     Item 4

         (a)  Amount Beneficially Owned

              See Item 9 of the Cover Page attached hereto

         (b)  Percent of Class

              See Item 11 of the Cover Page attached hereto

         (c)  Number of shares as to which such person has:

              (i)  Sole power to vote or to direct the vote

                   See Item 5 of the Cover Page attached hereto

             (ii)  shared power to vote or to direct the vote

                   See Item 6 of the Cover Page attached hereto

            (iii)  sole power to dispose or to direct the disposition of

                   See Item 7 of the Cover Page attached hereto

             (iv)  shared power to dispose or to direct the disposition of

                   See Item 8 of the Cover Page attached hereto

     Item 5

              Ownership of Five Percent or Less of a Class

              Not applicable

     Item 6

              Ownership of More than Five Percent on Behalf of Another
     Person

              Not applicable


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     Item 7

              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable

     Item 8

              Identification and Classification of Members of the Group

              Not applicable

     Item 9

              Notice of Dissolution of Group

              Not applicable

     Item 10

              Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE



              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     January 23, 1997

                                     Klingenstein, Fields & Co., L.P.

                                     By: Klingenstein Fields Partners L.P.,

                                         its General Partner

                                     By: /s/ Jonathan Roberts
                                         ----------------------------------
                                         Jonathan Roberts, General Partner






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